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SECU 10026046 SSION

20549

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

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SEC FILE NUMBER
8-35875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONNELL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 CONNELL DRIVE
(No. and Street)

BERKELEY HEIGHTS (City) NEW JERSEY (State) 07922 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DUANE CONNELL 908-673-3700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

99 WOOD AVENUE SOUTH (Address) ISELIN (City) NEW JERSEY (State) 08830 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/2

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

OATH

I, Duane Connell, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Connell Securities LLC, as of December 31, 2009, are true and correct. I further swear that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

D Connell
Signature

President
Title

Subscribed and sworn to before me this
25 day of February 20 10

Janet Accardi
Notary Public

JANET ACCARDI
NOTARY PUBLIC OF NEW JERSEY
REGISTERED IN UNION COUNTY
MY COMMISSION EXPIRES JULY 26, 2010

ERNST & YOUNG

Ernst & Young LLP
99 Wood Avenue South
P.O. Box 751
Iselin, NJ 08830-0471

Tel: +1 732 516 4200
Fax: +1 732 516 4429
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Connell Securities LLC

We have audited the accompanying statement of financial condition of Connell Securities LLC as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connell Securities LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Ernst + Young LLP

February 22, 2010

CONNELL SECURITIES LLC
Statement of Financial Condition
December 31, 2009

ASSETS

Current assets:	
Cash	$ 194,332
Prepaid expenses	3,992
	198,324

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Due to member	$ 89,978
Accrued expenses	13,000
Total current liabilities	102,978
Member's equity	95,346
	$ 198,324

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Operations
For the Year Ended December 31, 2009

Fee income	$ -
Operating expenses	191,176
Net loss	$ (191,176)

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (191,176)
Adjustments to reconcile net income to net cash used by operating activites:	
Increase in prepaid expenses	(3,992)
Increase in due to member	52,565
Decrease in accrued expenses	(849)
Net cash used by operating activities and net decrease in cash	(143,452)
Cash, beginning of year	337,784
Cash, end of year	$ 194,332
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See accompanying notes.

CONNELL SECURITIES LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

Balance, January 1, 2009	$ 286,522
Net loss	(191,176)
Balance, December 31, 2009	$ 95,346

See accompanying notes.

CONNELL SECURITIES LLC

Notes to Financial Statements

December 31, 2009

Note 1 – Significant Accounting Policies

The Company

Connell Securities LLC (the Company) is organized as a limited liability company. The Company's business activities consist of private placements of securities and rendering corporate financial advice. The Company is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and the New Jersey Bureau of Securities ("NJBS") and is a member of the National Association of Securities Dealers, Inc. (NASD).

Basis of Presentation

The Company maintains its books and records on the accrual basis. Fee income is recognized at the time the financing transaction is completed and the income is determinable.

New Accounting Standards

Effective January 1, 2009 the company adopted Fin no. 48, issued by the FASB, "Accounting for Uncertainty in Income Taxes", as codified by ASC Topic 740, which interprets Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes". ASC Topic 740 prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Because the Company is a pass-through entity and is not required to pay income taxes, ASC Topic 740 does not currently have any impact on its financial statements.

Note 2 – Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 – Related Party Transactions

The Company does not have any employees. The member provides these services and bills the Company for the related employee cost based on the hours worked. In addition the member pays certain of the Company's operating expenses and is then reimbursed by the Company. Both of these costs are charged to the Company in accordance with guidance on the recording of expenses and liabilities of broker/dealers issued by the SEC. The total of these employee costs and operating expenses amounted to $175,993 for the year ended December 31, 2009.

Note 4 – Income Taxes

The financial statements do not include a provision for income taxes as the Company's earnings and losses are included in the member's income tax returns and are taxed based on the member's effective tax rate.

Note 5 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2009 the Company's net capital of $95,346 exceeded the SEC required net capital by $88,481.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 22, 2010, the date these financial statements were available for issuance.

SUPPLEMENTARY INFORMATION

Supplementary
Schedule I

CONNELL SECURITIES LLC
Computation of Net Capital Under Rule 15 c 3-1
of the Securities and Exchange Commission
As of December 31, 2009

NET CAPITAL:	
Total Member's equity	$ 95,346
Total capital	95,346
Deduction:	
Nonallowable assets	-
Net capital	$ 95,346
AGGREGATE INDEBTEDNESS (A. I.)	$ 102,978
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of total A.I.)	$ 6,865
Minimum dollar net capital requirement of broker/dealer	$ 5,000
Net capital requirement (greater of 1 or 2)	$ 6,865
Excess net capital	$ 88,481
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	108

There are no material differences between the audited computation above and the computation of Net Capital included in the unaudited FOCUS filing.

Ernst & Young LLP
99 Wood Avenue South
P.O. Box 751
Iselin, NJ 08830-0471

Tel: +1 732 516 4200
Fax: +1 732 516 4429
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Connell Securities LLC

In planning and performing our audit of the financial statements of Connell Securities LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2010

CONNELL SECURITIES LLC

Financial Statements
and Supplementary Information

December 31, 2009

This report contains (check all applicable boxes):

(x) a. Facing page
(x) b. Statement of Financial Condition
(x) c. Statement of Operations
(x) d. Statement of Cash Flows
(x) e. Statement of Changes in Stockholder's Equity
( ) f. Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) g. Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
( ) h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) I. Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) j. A reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) l. An Oath of Affirmation
( ) m. A Copy of the SIPC Supplementary Report
( ) n. Supplementary Report of Independent Accountants
( ) o. Schedule of Segregation Requirements and Funds in Segregation Customers' Regulated Commodity Futures Accounts
(x) p. Independent Auditor's Report on Internal Control